UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 21, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ekso Bionics Holdings, Inc.

File No. 333-181229 - CF#30930

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      Ekso Bionics Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on March 31, 2014.

      Based on representations by Ekso Bionics Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25	through June 30, 2023
Exhibit 10.26	through June 30, 2023
Exhibit 10.27	through June 30, 2023

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary